SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Six Flags Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    83001P109
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                                 (Cusip Number)

                                Wallace R. Weitz
                                    President
                                       and
                               Mary Beerling, Esq.
                         Vice President/General Counsel
                       1125 South 103rd Street, Suite 600
                              Omaha, Nebraska 68124

                                 (402) 391-1980
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               Name, Address and Telephone Number of Notice Person

                                 August 31, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.        [X]

CUSIP No. 83001P109                                                         13D

1)       NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING  PERSON

           Wallace R. Weitz & Company         Tax I.D. No. 47-0654095

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) [ ]
                  (b) [X]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

                  OO:  Funds of investment advisory clients

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)   [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)       Sole Voting Power:                 9,840,000
8)       Shared Voting Power:               None
9)       Sole Dispositive Power:            9,840,000
10)      Shared Dispositive Power:          None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,840,000

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6%

14)      TYPE OF REPORTING PERSON

                  IA

CUSIP NO. 831001P109                                                        13D

1)       NAME OF REPORTING PERSON             I.R.S. NUMBER OF REPORTING PERSON

         Wallace R. Weitz

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) [ ]
                  (b) [X]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

                  None

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)   [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of United States of America

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)       Sole Voting Power:                 None
8)       Shared Voting Power:               9,840,000
9)       Sole Dispositive Power:            None
10)      Shared Dispositive Power:          9,840,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  None

12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6%

14)      TYPE OF REPORTING PERSON

                  IN

Item 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock (the "Securities") of Six Flags, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11501 NE Expessway, Oklahoma City, Oklahoma.

Item 2.  IDENTITY AND BACKGROUND

Wallace R. Weitz & Company ("Weitz & Co."), a Nebraska corporation, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Weitz & Co. provides investment advice to certain investment limited partnerships, individual advisory accounts and registered investment companies. The principal office of Weitz & Co. is One Pacific Place, 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124.

The Securities to which this statement relates were acquired on behalf of investment advisory clients of Weitz & Co., under sole discretionary authority granted to Weitz & Co by such advisory clients. None of the Securities are owned by or on behalf of Weitz & Co. or by any officer or director of Weitz & Co.

This statement is also being filed by Wallace R. Weitz, President and primary owner of Weitz & Co., in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the Securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Neither Weitz & Co. nor Mr. Weitz owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported in the statement.

Weitz & Co. and Mr. Weitz are referred to collectively in this statement as the "Reporting Persons".

During the past five years none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body involving any alleged violations of any securities laws.

Schedule I which is attached to this statement and incorporated herein sets forth the names, business addresses and principal occupations of each director and officer of Weitz & Co.

Item 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used approximately $134,433,028 in the aggregate to purchase the Securities reported on this statement. Such consideration came from the assets of the advisory clients and not the assets of Weitz & Co. None of the funds used to purchase the Securities were borrowed funds.

Item 4.  PURPOSE OF TRANSACTION

The Securities reported in this statement were acquired in the ordinary course of business by Weitz & Co. on behalf of its investment advisory clients for investment purposes with the goal of capital appreciation. The Securities are reported by Weitz & Co. and Mr. Weitz, President of Weitz & Co. in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership by Weitz & Co. and Mr. Weitz as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Weitz & Co. may from time to time acquire additional Securities on behalf of advisory clients or dispose of all or a portion of the current holdings of Securities.

Weitz & Co. is engaged in the business of investment management and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its advisory clients. In pursuing this investment philosophy, Weitz & Co. analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussion with knowledgeable industry observers, and with management of such companies, often at management's invitation.

Weitz & Co., as an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 may elect to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Weitz & Co. routinely uses Schedule 13G to report its beneficial ownership of securities purchased for its advisory clients. As a result of investment analysis and the occurrence of events, Weitz & Co. may desire to participate in discussions with management of a particular company or with third parties about significant matters in which Weitz & Co. may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause a company's true economic value to be recognized. In such situations Weitz & Co. may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more freely involved with management and to enter into discussions with third parties concerning possible strategic alternatives.

To obtain the necessary flexibility to have such discussions with management, other shareholders and third parties, Weitz & Co. is converting its ownership filing on Schedule 13G to a filing on Schedule 13D. Depending on such discussions and consideration of strategic alternatives, Weitz & Co. could support one or more of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of Securities owned beneficially by Weitz & Co. is 9,840,000 shares of common stock representing 10.6% of such Securities.

(b) Weitz & Co. has the sole power to vote or direct the vote of the Securities and the sole power to dispose of or direct the disposition of the Securities.

(c)  N/A

(d) Weitz & Co.'s advisory clients have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from the Securities held for their accounts. Investment advisory clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Weitz & Co. does not have an economic interest in any of the Securities reported in this statement.

(e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

As discussed above, Weitz & Co. has written investment advisory contracts with each of its clients who own the Securities of the Issuer. Such contracts provide Weitz & Co. investment authority over all securities purchased for the individual accounts. There are no special arrangements with respect to the Securities of the Issuer. Weitz & Co. has voting authority with respect to the securities owned of record by its advisory clients.

Item 7.  MATERIAL TO BE FILED AS AN EXHIBIT

Schedule I. Information Concerning the Officers and Directors of Weitz & Co.

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 6, 2005


WALLACE R. WEITZ & COMPANY

By:      /s/ Wallace R. Weitz
Name:    Wallace R. Weitz
Title:   President

WALLACE R. WEITZ
(Individually)

/s/  Wallace R. Weitz

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of the 6th day of September, 2005.

WALLACE R. WEITZ & COMPANY

By:      /s/ Wallace R. Weitz
Name:    Wallace R. Weitz
Title:   President

WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz

                                   Schedule I

       Information with Respect to Officers, and Directors of Weitz & Co.


All of the following individuals are Officers and Directors of Wallace R. Weitz & Company. Each Officer and Director is a citizen of the United States of
America:

Wallace R. Weitz                                 Kenneth R. Stoll
President; Director                              Vice President
1125 S. 103rd St., Ste. 600                      1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008                            Omaha, NE 68124-6008

Barbara V. Weitz                                 Mary K. Beerling
Vice President; Director                         Vice President
1125 S. 193rd St., Ste. 600                      1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008                            Omaha, NE  68124-6008




To the knowledge of management of Wallace R. Weitz & Company, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.